EXHIBIT 10.1

PERSONAL AND CONFIDENTIAL

February 13, 2015

James Kehoe
400 Rue Sherbrooke West
Apartment PH-3
Montreal H3A 0A9,
Quebec, Canada

Dear James,

It is my pleasure to confirm our offer for the position of Executive Vice President and Chief Financial Officer. Your position will report to John Cahill, Chairman and Chief Executive Officer. We are confident that you will be an excellent addition to the Kraft team. This letter sets forth all of the terms and conditions of the offer.

At Kraft, you can expect to receive a total rewards package that is highly competitive and aligns strongly to pay for performance principles. We believe that a Total Rewards approach means providing competitive pay and benefits, career growth opportunities, a challenging and rewarding work environment, and a culture with strong values that is committed to success. Listed below are details of your compensation and benefits that will apply to this offer.

Annualized Compensation (Target Opportunity)
Your annual compensation will be comprised of three components: (i) annual base salary, (ii) annual incentive opportunity and (iii) long-term incentive opportunity. The value of your annual base salary and the target value of your annual and long-term incentive opportunity are described below. You may earn more or less than the target value depending upon business and your own individual performance.

Component of Compensation	Annual Target
Annual Base Salary	$700,000
Annual Incentive Target Opportunity (90%)	$630,000
Long-Term Incentive Target Opportunity	$1,700,000
Total Target Annual Compensation	$3,030,000

Each component of your compensation is described in greater detail below.

February 13, 2015

Annual Incentive Opportunity
You will be eligible to participate in the Kraft Management Incentive Plan (MIP), which is the Company’s annual cash incentive program. Your target annual incentive award opportunity under MIP will be equal to 90% of your base salary (and your maximum incentive award opportunity will be capped at 250% of target). The actual amount you will receive may be lower or higher than your target incentive award opportunity depending on your individual performance and the performance of the Company. Your 2015 annual incentive award will be payable in March 2016. Your MIP eligibility will begin on your date of employment.

Long-Term Incentive Opportunity
Typically, each year you will be eligible to receive a long-term incentive (LTI) grant. Generally, this mix can include performance shares, restricted stock units (RSUs) and stock options (Options). At the beginning of each year, the total target value of LTI awards for your level will be established by the Company. Your actual grant value can be planned by your leader between 0-150% of the target value based on sustained performance and potential. For 2015, long-term incentive awards and the relative value of these awards for your level are expected to be as follows:

Vehicle and Mix	Overview Information from 2014 Grant
Performance Shares 60% of total LTI value
Target performance shares can vest from 0-200% based on business performance over a three-year period. Dividend equivalents are accumulated over the three-year period and paid (in additional shares) based on actual shares that vest

Stock Options 20% of total LTI value	Stock Options are granted at a 7:1 option to full value share ratio and vest pro-rata over a three-year vesting period
Restricted Stock Units 20% of total LTI value	RSUs have a time based three-year cliff vest. During the vesting period, dividend equivalents are paid through payroll consistent in amount and timing with that of common stock shareholders.

The Company reserves the right to change the mix, type and value of long-term incentive awards granted each year.

On the date of our LTI 2015 grant to employees, we will make a $1,700,000 LTI 2015 grant with the mix described above.

February 13, 2015

Sign-On Incentives
As an incentive to join Kraft, you will receive the following one-time sign-on incentives in the form of stock on your hire date:

Stock Sign-On Incentive:	$3,000,000 (50% RSUs and 50% stock options)

•	RSUs will vest 50% after 3-years and 50% after 4-years

•	Options will vest one-third each year from your hire date

For the stock sign-on incentive, the actual number of RSUs/Options that you will receive will be determined based upon the closing price of Kraft Foods Group, Inc. common stock on the grant date. You will be paid dividend equivalents on the RSUs during the vesting period consistent in amount and timing with that of common stock shareholders. Options will be granted using a 7:1 option to full value share ratio. The complete terms and conditions of your LTI grant will be set forth in Kraft’s standard Stock Award Agreements.

If prior to full vesting of the sign-on RSU and stock options granted per this offer letter, your employment with the Company ends due to involuntary termination for reasons other than cause, the total number of unvested RSU and stock options shall vest on the scheduled vesting dates, provided you execute a release and waiver as well as a non-compete and non-solicitation at the time of termination.

For purposes of this offer letter, “cause” means: 1) continued failure to substantially perform the job’s duties to the satisfaction of the Company (other than resulting from incapacity due to disability); 2) gross negligence, dishonesty, or violation of any reasonable policy, procedure, rule or regulation of the Company; or 3) engaging in conduct which materially adversely reflects on the Company.

Non-Competition and Non-Solicitation Obligations
In consideration for, and as a condition to, the position being offered to you, the salary and benefits you will receive, and the benefits and incentives described in this letter, each of which you agree is sufficient consideration for your assent to certain restrictive covenants, you are required to sign a non-competition and non-solicitation agreement, which includes, among other things, restrictions from working for a competitor and/or soliciting business or employees away from Kraft for 12 months following any termination from employment. The agreement is attached to and incorporated in this Offer Letter as Exhibit A.

Financial Counseling Perquisite
You will be eligible for Kraft’s financial counseling perquisite. Details of this program will be provided to you upon hire.

Management Stock Purchase Plan (MSPP)
Kraft also provides voluntary stock purchase opportunities. You can elect to defer up to 50% of your annual MIP cash bonus award in the form of deferred stock units (DCUs), and the company will match 25% of this bonus deferral into the MSPP in the form of RSUs with a three-year vest. Additional information for this program will be provided to you in Q2, prior to the next enrollment period.

February 13, 2015

Executive Deferred Compensation Program (EDCP)
You will be eligible to participate in the Executive Deferred Compensation Program. This program allows you to voluntarily defer on a pre-tax basis up to 50% of your salary and up to 100% of your annual incentive to a future date. Investment opportunities under this program are designed to mirror the Company’s 401(k) plan. Additional information for this program will be provided to you upon hire.

Stock Ownership Guidelines
You will be required to attain and hold Company stock equal in value to four times your base salary. You will have five years from your date of employment to achieve this level of ownership. Stock held for ownership determination includes common stock held directly or indirectly, unvested RSUs, DCUs and share equivalents held in the Company’s 401(k) plan. It does not include Options or unvested performance shares. Additional information regarding these guidelines will be provided to you upon hire.

Relocation and Transition
To assist in your relocation from Montreal, Canada to Northfield, IL, we offer relocation assistance as outlined in Kraft’s Relocation Guide. You will need to complete and submit a Notice of Transfer and Repayment Agreement to begin the process.

In addition to the relocation benefits outlined in our program and unanticipated expenses related to accepting this offer, we will reimburse you for additional relocation and transition expenses incurred up to $1 million.  We will only provide reimbursement of incurred expenses upon proof of payment, which must be submitted no later than March 1, 2016.  If you have not incurred all your relocation and transition expenses by March 1, 2016, you will provide a reasonable estimate of future relocation expenses which you anticipate you will incur and the basis for that estimate.  Assuming timely submission of (i) proof of payment and (ii) if applicable, a reasonable estimate of future relocation and transition expenses, reimbursement of incurred relocation and transition expenses and reasonably estimated future relocation and transition expenses will be made no later than March 15, 2016, subject to the $1 million limit described above.

You will be required to sign an Employee Expense Repayment Agreement for relocation and transition benefits. If, prior to the end of the two-year repayment period, your employment with the Company ends due to involuntary termination for reasons other than cause, you will not be required to repay these benefits.

Other Benefits
Your offer includes Kraft’s comprehensive benefits package available to full-time salaried employees. This benefits package is described in the Kraft Benefits Summary brochure. You will be eligible for 35 days of Paid Time-Off (PTO).

February 13, 2015

Other Matters
The benefits provided to you under this offer letter are subject to the specific terms of each plan as set forth in the governing plan documents.

You will be a U.S. employee of the Company and your employment status will be governed by and shall be construed in accordance with the laws of the United States. As such, your status will be that of an “at will” employee. This means that either you or Kraft is free to terminate the employment relationship at any time, for any reason, with or without notice.

Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)
The payments to you pursuant to this offer letter are intended to comply with or be exempt from the requirements of Section 409A of the Code, and shall be interpreted and construed consistently with such intent. To the extent payments pursuant to this offer letter are designed to be exempt from Section 409A of the Code under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), each such payment to you under this letter shall be considered a separate payment.

* * * *
This offer is contingent upon successful completion of our pre-employment checks, which may include a background screen, reference check, and post-offer drug test pursuant to testing procedures determined by Kraft Foods.

James, we are excited at the prospect of you joining our team and are confident you will make a significant impact at Kraft. Please acknowledge your acceptance of the above offer by signing below and returning this letter to me. If you have any questions, please call me at (847) 646-XXXX.

Sincerely,

/s/ Diane Johnson May

Diane Johnson May
Executive Vice President, Human Resources

I accept the offer as expressed above.

/s/ James Kehoe	02/17/2015
Signature	Date

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